Phone:	212-885-5369
Fax:	212-885-5001
Email:	ESimonson@BlankRome.com

May 22, 2012

VIA EDGAR (FILE TYPE CORRESP), EMAIL AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Vermillion, Inc. Amended Preliminary Proxy Statement filed by György B. Bessenyei, Gregory V. Novak, and Robert S. Goggin Filed May 21, 2012 File No. 1-34810

Dear Ms. Kim:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 22, 2012 (the “Comment Letter”), addressed to Eric Simonson, Esq., counsel to György B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”). The Staff issued the Comment Letter in connection with the Participants’ filing on May 21, 2012 of an Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) in connection with Vermillion, Inc. (the “Issuer” or “Company”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Preliminary Proxy Statement

Background of this Solicitation, page 1

1.	Please revise to briefly describe why the participants believe that eliminating the board seat is unlawful under Delaware law. Please also disclose, here and on the proxy card, that the validity of the reduction in the number of board seats would ultimately be determined by a court of competent jurisdiction.

Response: Please note that this section has been revised as requested.

The Chrysler Building 405 Lexington Avenue New York, NY 10174

www.BlankRome.com

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Securities and Exchange Commission

May 22, 2012

Form of Proxy

2.	We note the disclosure that “[t]he Group intends to use this proxy to vote “FOR” Mr. Goggin and Mr. Novak if the Amendment is reversed (the “Group Nominees”). Please revise to clarify that the Group intends to use the proxy to vote “FOR” Mr. Goggin, and, if the Amendment is reversed, “FOR” Mr. Goggin and Mr. Novak.

Response: Please note that the disclosure has been revised as requested.

3.	We note the disclosure that “[y]ou may also withhold authority to vote for one or more additional Company nominees by writing the name of the nominee(s) below.” Please remove this language since it does not appear to be applicable to your proxy solicitation. Furthermore, Rule 14a-4(a)(3) requires that the form of proxy impartially identify each matter to be acted upon.

Response: Please note that the disclosure has been removed as requested.

If any member of the Staff should have any questions regarding the Schedule 14A or our response to the Comment Letter, please do not hesitate to contact me at 212.885.5369 (fax 917.332.3846) or ESimonson@BlankRome.com.

Sincerely,

/s Eric Simonson
Eric Simonson

cc:	György B. Bessenyei

Gregory V, Novak

Robert S. Goggin